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Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company
Alliance Atlantis Communications Inc. 121 Bloor Street East Suite 1500 Toronto, Ontario M4W 3M5
Item 2	Date of Material Change
October 19, 2004
Item 3	News Release
A press release was issued through Canada NewsWire on October 19, 2004. A copy of the press release is attached.
Item 4	Summary of Material Change

On October 19, 2004, Alliance Atlantis Communications Inc. ("AACI") issued a press release stating that it had obtained a fully underwritten financing commitment for new credit facilities. AACI will enter into senior secured credit facilities including a five-year C$200 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for up to the US$ equivalent of $C150 million, and a seven-year Term Loan B facility for up to the US$ equivalent of C$350 million.

AACI intends to use the proceeds from the Term Loan A and B facilities to redeem US$300 million of its outstanding 13% Senior Subordinated Notes due 2009 (the "Notes") and to refinance any outstanding balance on its C$300 million revolving credit facility at closing. AACI believes its annual interest savings from early redemption of the Notes will be substantial.
Item 5	Full Description of Material Change
For a full description of the material change, please see the press release attached hereto as Schedule "A".
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer
For further information please contact Paul Laberge, Senior Vice President, Corporate Development and General Counsel, at (416) 966-7702.
Item 9	Date of Report
October 21, 2004

2

SCHEDULE "A"

www.allianceatlantis.com	TSX: AAC.A, AAC.B NASDAQ: AACB

For Immediate Release (AAC04-028)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Senior Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

Alliance Atlantis Announces Plans to
Refinance High Yield Debt

Toronto, Canada — October 19, 2004 — Alliance Atlantis Communications Inc. announced today that it has obtained a fully underwritten financing commitment for new credit facilities from Merrill Lynch & Co., Royal Bank of Canada and The Toronto Dominion Bank (as the joint lead arrangers and joint bookrunners). The underwriting commitment is subject to certain conditions, including the negotiation and execution of definitive agreements. The facilities are separate from and have no effect on the financing structure of Motion Picture Distribution LP or Movie Distribution Income Fund.

In connection with this commitment, the Company will enter into senior secured credit facilities including a five-year C$200 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for up to the US$ equivalent of C$150 million, and a seven-year Term Loan B facility for up to the US$ equivalent of C$350 million. All facilities are prepayable at anytime at the Company's option without bonus or penalty.

The Company announced that it intends to use the proceeds from the Term Loan A and B facilities to redeem US$300 million of its outstanding 13% Senior Subordinated Notes due 2009 and to refinance any outstanding balance on its existing C$300 million revolving credit facility at closing. The Senior Subordinated Notes have a first call date of December 15, 2004. It is anticipated that the new revolving credit facility, which will be available for working capital and general corporate purposes including acquisitions and investments, will be undrawn at closing. The Company believes its annual interest savings from early redemption of the 13% Senior Subordinated Notes will be substantial.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B, and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, in addition to the financing conditions mentioned above, are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements files with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

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  Exhibit 99.1